SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATASCOPE CORP.

(Name of Subject Company (Issuer))
DAVINCI MERGER SUB, INC.

(Name of Filing Person (Offeror))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
238113104

(CUSIP Number of Class of Securities)
Ulf Grunander
President
c/o Getinge AB, Ekebergsvagen 26, Getinge, Sweden SE-310 44
46 (0) 35 15 55 80

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With copies to:
Steven L. Pottle, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Getinge continues to strengthen its presence in the cardiovascular market, through the acquisition of Datascope Corp.
Getinge continues to strengthen its presence in the cardiovascular market, through the acquisition of Datascope Corp.
Getinge agrees to acquire Datascope, a worldwide leader in counterpulsation therapy
Getinge to pay $53 per share in cash, representing 34% premium to Datascope’s volume weighted trading price prior to its June 4th announcement to seek strategic alternatives for the company
Datascope’s businesses meaningfully expand Getinge’s cardiovascular business worldwide, reinforcing the company’s focus on both cardiac surgery and vascular interventions
The transaction is expected to be earnings accretive by 2010
Getinge AB, (STO:GETIB) a global medical technology company with, among other, operations in the cardiac surgery and vascular surgery markets, announced that it has agreed to acquire Datascope Corp. (NASDAQ: DSCP), a leader in the cardiovascular market, predominantly in the area of cardiac assist and vascular surgery, for $53.00 per share, or an aggregate equity value of $865 million in cash. Adjusting for Datascope’s net cash position of $247 million (net of estimated tax liabilities related to recent divestitures), the total enterprise value is $618 million, which implies an EBITDA multiple of 12.9x, based on 2007/08 EBITDA of $48 million. The offer price represents a premium of 33.6% to Datascope’s volume weighted average price of $39.67 for the three-month period ended June 3, 2008 (“Reference Share Price”), the day before the Board of Directors of Datascope announced that it was exploring strategic options for the company. The Board of Directors of Datascope has unanimously approved the transaction and will recommend the offer to Datascope’s shareholders.
Strategic Rationale
Getinge is a leading medical technology company with existing operations in the cardiac and vascular surgery markets. Getinge has previously stated its desire to build its Cardiovascular division into a world leading business with a focus on cardiac surgery, vascular intervention and cardiac assist. The acquisition of Datascope is an important step in this direction and represents a very strong addition to Getinge’s product portfolio as well as its sales organisation. Pro forma, Getinge’s cardiovascular division generates sales in excess of $650 million, after the acquisition of Datascope.
Synergies
Getinge management expects significant synergies from this transaction, principally from a revenue perspective. Synergies will come both from product and geographic cross selling opportunities. Datascope also provides Getinge with access to the interventional cardiology market which is expected to significantly support the launch of Getinge’s new cardiac assist product; Cardiohelp. Datascope’s vascular surgery business has a number of exciting products in the pipeline, which are complementary to Getinge’s current vascular surgery portfolio.

Transaction Structure and Financial Impact on Getinge
Under the terms of the merger agreement, Getinge will commence a cash tender offer to acquire all outstanding shares of Datascope’s common stock at a price of $53.00 per share. Getinge’s obligation to consummate the tender offer is conditional upon the tender of at least a majority of the fully diluted Datascope shares in the offer, and the satisfaction of regulatory and other customary closing conditions. Following completion of the tender offer, any remaining Datascope shares would be acquired in a merger for $53.00 per share.
Getinge will finance the transaction using a fully underwritten credit facility from Skandinaviska Enskilda Banken AB (“SEB”), one of the leading commercial banks in Europe. Getinge intends to refinance part of the credit facility through a new share issue following the closing of the acquisition. The new share issue is expected to raise approximately SEK 1.0 billion and is being guaranteed by Carl Bennet AB, a company owned by Getinge’s Chairman and principal shareholder, Carl Bennet.
The acquisition is expected to contribute to Getinge’s earnings per share, after acquisition related intangible amortization and financings costs, starting in 2010.
Merrill Lynch International acted as financial advisor to Getinge and Lehman Brothers acted as financial advisor to Datascope. Alston & Bird and Dechert LLP served as legal advisors to Getinge and Datascope, respectively.
About Datascope
Datascope operates in the cardiovascular market. The operation is divided into two divisions, Cardiac Assist and Intervascular. For the fiscal year ended June 30, 2008, the company achieved sales of $231 million, an 8% increase over fiscal year 2007 sales. 2008 EBITDA increased to $48 million or 14% compared to 2007 EBITDA, adjusted for recent divestitures. The assets of Datascope as of June 30, 2008 totalled approximately $522 million, liabilities amounted to $115 million and equity equalled $407 million. Based on preliminary estimates total non-goodwill intangible assets will be approximately $340 million. As of 30 June, 2008 Datascope had approximately 765 employees.
Cardiac Assist
Counterpulsation is a tried and tested therapy, which is used to improve the blood circulation in a patient’s coronary arteries. The therapy is used in conjunction with both surgical interventions and cardiology procedures. The products which are used in counterpulsation therapy are Intra Aortic Baloon Pumps (IABP) and balloon catheters where the disposable balloon catheter is inserted percutaneously into the patient’s thoracic aorta. Datascope has been the leader of this market since the 1970s. In the latest fiscal year, IABP products accounted for 75% of Datascope’s total sales. 72% of revenues from the Cardiac Assist division consist of single use catheters, services and other disposables. The Cardiac Assist division also offers an innovative and rapidly growing hemostasis product to stop bleeding after catheterization.

Intervascular
Datascope’s Intervascular division designs, manufactures and distributes products for vascular surgery and endovascular interventions. Importantly, Datascope’s intervascular product portfolio expands Getinge’s product offering into the rapidly growing peripheral vascular stent market.
Geographical Footprint
Manufacturing and product development for Cardiac Assist products are located in Fairfield and Mahwah, New Jersey. Vascular products are manufactured and developed in La Ciotat, France.
Of Datascope’s total sales, c.43% is sold in North America, c.40% in EMEA and c.17% in the rest of the world. Datascope sells directly through own sales companies in USA, Canada, UK, France, Germany, Benelux, Spain, Italy and Japan. The company also has a well developed network of agents and distributors.
A telephone conference with Johan Malmquist, CEO, and Ulf Grunander, CFO, will be held on September 16 at 09.30 CET.
To participate in the telephone conference, please dial:
Swedish dial in number: + 46 (0)8 506 269 30
UK dial in number: + 44 (0)207 108 63 03
09.15 Call in to the conference
09.30 Presentation and questions & answers
During the telephone conference a presentation will be held. To access the presentation please use this link:
https://www.anywhereconference.com/?Conference=108224080&PIN=616406
The presentation is also available under Presentations
A recorded version of the conference can be accessed for 5 working days on following number:
SE: +46 (0)8 506 269 49, code 224080#
Notice to Investors
This material is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Datascope Corp. (“Datascope”) common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Getinge AB will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Datascope will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Datascope’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

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